SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
               ----------------------------------------
                           AMENDMENT NO. 1
                        (FINAL AMENDMENT) TO
                           SCHEDULE 13E-4
                   ISSUER TENDER OFFER STATEMENT
                (PURSUANT TO SECTION 13(e)(4) OF THE
                  SECURITIES EXCHANGE ACT OF 1934)

                            CENCOR, INC.
                          (Name of Issuer)

                            CENCOR, INC.
                (Name of Person(s) Filing Statement)

              COMMON SHARES, PAR VALUE $1.00 PER SHARE
                 (Title of Class of Securities)

                            151310406
            (CUSIP Number of Class of Securities)
                      Harold M. Goss, Esq.
            Polsinelli, White, Vardeman & Shalton, P.C.
              700 West 47th Street, Suite 1000
                     Kansas City, MO  64112
                        (816) 753-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

               ---------------------------------------
                          June 13, 1997
                 (Date Tender Offer First Published,
                  Sent or Given to Security Holders)

               ---------------------------------------
                      CALCULATION OF FILING FEE

TRANSACTION VALUATION $4,987,500 (a)	AMOUNT OF FILING FEE:  $975 (b)

(a)	Calculated as the aggregate maximum purchase price to be
        paid for 570,000 shares in the Offer.

(b)	Calculated as 1/50 of 1% of the Transaction Valuation.

   X	Check box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the
offsetting fee was previously paid.  Identify the previous
filing by registration statement number, or the Form or
Schedule and the date of its filing.
Amount Previously Paid: 	$975
Form or Registration No.: 	Schedule 13E-4
Filing Party: 			CenCor, Inc.
Date Filed: 			June 13, 1997

	This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") dated June 13, 1997 of CenCor, Inc. (the "Company") relating to its offer to purchase up to 570,000 shares of its common stock, $1.00 par value (the "Common Shares"), at $8.75 per Common Share, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated June 13, 1997 and in the related Letter of Transmittal (which together constitute the "Offer "). Terms not defined herein have the meanings set forth in the Schedule 13E-4.

	This Amendment No. 1 is filed to fulfill the requirements of Rule 13e-4(c)(3) that are applicable to the Schedule 13E-4.


Item 1.  SECURITY AND ISSUER.

	Item 1(b) is hereby amended and supplemented by the following:

	As described in Item 8(e) of this Amendment No. 1, the
Company's Offer terminated on August 12, 1997 by its own terms on the Initial Expiration Date. The Company subsequently accepted for purchase the Common Shares tendered through that date.


Item 8.  ADDITIONAL INFORMATION.

	Item 8(e) is amended and supplemented by the following:

	The Company's Offer expired on August 12, 1997 when the Company elected not to extend the Offer beyond the August 12, 1997 Initial Expiration Date. Subsequently, the Company accepted for purchase 126,418 Common Shares that had been duly tendered in response to the Company's Offer. As of the date of this Amendment No. 1, the Company has 1,338,812 Common Shares issued and outstanding.

	A copy of the Company's press release relating to the results of its Offer is filed as Exhibit (a)(1)(vii) hereto and is incorporated herein by reference.

Item 9.  MATERIAL TO BE FILED AS EXHIBITS.

	Item 9 is hereby amended and supplemented to add the following exhibit:

	Exhibit (a)(1)(vii) Press Release dated August 15, 1997.

SIGNATURE

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				CENCOR, INC.

		        	/s/ Jack L. Brozman
				_______________________________
				Jack L. Brozman
				President

August 19, 1997

EXHIBIT INDEX

EXHIBIT	        DESCRIPTION

(a)(1)(vii)	Press Release dated August 15, 1997

FOR IMMEDIATE RELEASE



Contact:	Jack L. Brozman
		CenCor, Inc.
		City Center Square
		1100 Main Street, Suite 416-A
		Kansas City, Missouri 64105
		(816) 221-5833

Kansas City, Missouri, August 15, 1997...CenCor, Inc. (the "Company") announced it received 126,418 shares of its Common Stock in response to the Company's self-tender offer to purchase up to 570,000 shares of its Common Stock at a per share price of $8.75 that expired on August 12, 1997. The Company has elected not to extend the offer beyond August 12, 1997 and has accepted for purchase 126,418 shares tendered to the Company pursuant to its self tender offer. After the purchase by the Company of the shares tendered pursuant to its offer, the Company has 1,338,812 shares of Common Stock issued and outstanding.

The Common Shares are quoted on the OTC Bulletin Board under the symbol CNCR. On August 13, 1997, the quoted bid price of the Common Shares on the OTC Bulletin Board was $9.06.

As previously announced, on May 30, 1997 the Company also defeased its outstanding long-term debt due July 1, 1999 in the principal amount of $7,203,726 by delivering approximately $6.4 million in U.S. Government Securities to the indenture trustee. The defeasance of the long-term debt will allow for payment in full of the notes at the July 1, 1999 maturity date.

In addition, the Company released the value of its net assets in liquidation as of June 30, 1997. As previously announced, the Company is in the process of liquidation and is expected to be fully liquidated by October 1999.

The Company's net assets in liquidation decreased $697,000 for the six months ended June 30, 1997 from $17,394,000 at December 31, 1996 to $16,707,000 at June 30, 1997. The decrease is attributable to expenses from liquidating activities exceeding income ftom liquidation activities for the period.

The Company recognized $626,000 in income from liquidating activities during the six months ended June 30, 1997. The Company's sources of income consisted primarily of investment income from the Company's short-term govermnent and government agency investments.

The Company incurred $1,313,000 in expenses from liquidating activities during the six months ended June 30, 1997. The Company's expenses consisted mainly of salaries, accretion of interest on the Company's then outstanding long-term debt, and other liquidating expenses. For the three months ended June 30, 1997 the Company also incurred additional salary expense for accrued additional payments due its officers and directors upon liquidation. In addition, interest expense for the three months ended June 30, 1977 includes the difference between the recorded fair value of the long-term debt on May 30, 1997 and the amount of the Company's cash delivered to the indenture trustee to defease the Company's long term debt on May 30, 1997.

The Company is expected to be fully liquidated by October 1999. In the event that the Company had fully liquidated and distributed its assets by June 30, 1997, and assuming that the Company's actual realized value of its assets and liabilities is identical to the Company's estimated realized value of these items, the Company's shareholders would have received $16,707,000 in distributions or approximately $11.22 per share, less costs to liquidate, as compared to $17,394,000 of $11.69 per share at December 31, 1996.

The actual amount to be received upon complete liquidation may be adversely affected by claims arising from the indemnification obligations resulting from the sale of the assets of its former subsidiary, Century Acceptance Corporation ("Century"), unanticipated income tax liabilities, or other unforeseen factors including legal matters.

Net Assets in Liquidation:

 					June 30,	December 31,
					  1997 		   1996
Cash and cash equivalents            $12,223,000	$14,513,000
Other assets                           5,627,000         10,320,000
 Total assets                         17,850,000         24,833,000

Accounts payable and accrued
 liabilities			         529,000            648,000
Income taxes payable                     614,000          1,110,000
Long-term debt                             --             5,681,000
 Total liabilities                     1,143,000          7,439,000

Net assets in liquidation             16,707,000         17,394,000


Number of common shares outstanding    1,488,411          1,488,411

Net assets in liquidation per share  $     11.22        $     11.69


Operating Results for:
                                     Six months ended   Six months ended
				      June 30, 1997	  June 30, 1996

Income from liquidating activities   $   626,000        $  1,229,000

Expenses from liquidating
 activities			       1,313,000           1,357,000

Decrease in net assets in
 liquidation                            (687,000)           (128,000)

                                     Three months ended  Three months ended
					June 30, 1997 	    June 30, 1996

Income from liquidating activities   $   315,000         $   602,000

Expenses from liquidating activities   1,065,000             619,000

Decrease in net assets in
 liquidation                            (750,000)            (17,000)
